aVINCI MEDIA CORPORATION
11781 South Lone Peak Parkway, Suite 270, Draper, Utah 84020

August 3, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:	aVinci Media Corporation Form 10-K for the fiscal year ended December 31, 2008 Filed March 31, 2009 Form 10-Q for the quarter ended March 31, 2009 Filed May 14, 2009 File No. 001-17288

Dear Mr. Spirgel:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2009 concerning the Company’s periodic reports on Form 10-K and Form 10-Q referenced above.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.
Form 10-K for the Year Ended December 31, 2008

Item 9A(T), page 30.

1. We note your disclosures regarding your assessment and conclusion on your disclosure controls and procedures. However, it is unclear from your disclosure whether management has conducted an evaluation of internal control over financial reporting and if so, why it did not furnish such report as of December 31, 2008, following the reverse acquisition that was consummated during the year. We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

Please submit a response within 10 business days that explains how you considered the following factors in making your determination:

•	The timing of the transaction;
•	The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and
•	The significance of the issuer or legal acquirer's assets, liabilities, and operations to the consolidated financial statements included in your annual report.

Management completed its assessment of internal controls over financial reporting as of the end of the fiscal year, but we inadvertently omitted the assessment from our annual report.  We have included the following disclosure in Amendment No. 1 to Form 10-K to replace Item 9A(T):

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Management’s Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal accounting and financial officer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We have assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth in the Internal Control over Financial Reporting—Guidance for Smaller Reporting Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

Evaluation of disclosure controls and procedures

Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation with the participation of the Company’s management, including Chett B. Paulsen, the Company’s Chief Executive Officer (“CEO”) and Edward B. Paulsen, the Company’s Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2008. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective such that the information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Management completed its assessment of internal controls over financial reporting as of the end of the fiscal year, but we inadvertently omitted the assessment from our annual report.  As management had in fact completed its assessment of internal control over financial reporting, and only erroneously failed to include the appropriate language describing said assessment, there is no impact on its conclusions regarding the effectiveness of disclosure controls and procedures.

With respect to the above comments and responses the undersigned, on behalf of the Company, acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please feel free to contact me at (801) 984-2603.

Very truly yours,

By:	/s/ Edward B. Paulsen
Edward B. Paulsen

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